UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JULY 2003

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                        .

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION

Date: July 1, 2003	By:	/s/ RANDY MILNER Name: Randy Milner Title: Senior Vice President, General Counsel & Corporate Secretary

NEWS RELEASE
Methanex Corporation 1800 – 200 Burrard St. Vancouver, BC Canada V6C 3M1 Toll Free: 1-800-661-8851 http://www.methanex.com

For immediate release

METHANEX GAINS FUTURE OPERATING FLEXIBILITY AT KITIMAT METHANOL PLANT

July 1, 2003

Methanex Corporation has acquired the Kitimat, British Columbia ammonia production assets of Pacific Ammonia Inc. (PAI) for US$20 million, to be paid in installments through to the end of 2005. Under the previous ownership structure, Methanex had an obligation to supply by-product hydrogen from the methanol production process to its site partner PAI for the manufacture of ammonia. This obligation expired in 2011. As part of the new transaction, Methanex has entered into an off-take agreement to supply Mitsui & Co., Ltd. with 100% of the ammonia produced through to the end of 2005. During the period of the off-take agreement, Methanex will not be taking any cost or market risk.

Mr. Pierre Choquette, Methanex’s President and CEO commented, “This transaction gives us the future operating flexibility we have been looking for at the Kitimat plant.” Mr. Choquette continued, “Under current market conditions, Kitimat represents a valuable source of methanol supply for our customers, particularly in light of recently reduced production capability at our New Zealand facilities.”

Methanex is the world’s largest producer and marketer of methanol. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX” and on the Nasdaq National Market in the United States under the trading symbol “MEOH.” Methanex can be visited online at www.methanex.com.

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Inquiries: Chris Cook Director, Investor Relations Phone: (604) 661-2600	Information in this news release may contain forward-looking statements. By their nature, such forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. They include risks attendant with methanol and ammonia production including operational disruption and conditions in the methanol industry including the supply and demand balance for methanol and its derivatives. Please also refer to page 40 in our 2002 Annual Report for more information on forward-looking statements.